# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crown PropTech Acquisitions, CIK 0001827899
CUSIP: G25741102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 40 West 57th Street, 29th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001880562

## Reporting persons
- Sandia Investment Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 61,146; sole dispositive power 0; shared dispositive power 61,146; aggregate amount beneficially owned 61,146 (11.9% of the class)
- Timothy J. Sichler: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 61,146; sole dispositive power 0; shared dispositive power 61,146; aggregate amount beneficially owned 61,146 (11.9% of the class)

## Item 1. Issuer
Name of issuer: Crown PropTech Acquisitions
Address of issuer's principal executive offices: 40 West 57th Street, 29th Floor, New York, New York, 10019

## Item 2. Person Filing
Name of person filing:
Sandia Investment Management L.P.
Timothy J. Sichler
Address of principal business office or, if none, residence:
Sandia Investment Management L.P.
Timothy J. Sichler
201 Washington Street
Boston, MA 02108
Citizenship:
Sandia Investment Management L.P. - Delaware
Timothy J. Sichler - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 61,146 shares
Percent of class: 11.9%
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 61,146 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition:
61,146 shares

The securities reported herein are beneficially owned by Sandia Investment Management L.P. ("Sandia") in its capacity as investment manager to a private investment vehicle and separately managed accounts. Mr. Sichler serves as Managing Member of the general partner of Sandia, and in such capacity may be deemed to indirectly beneficially own the securities reported herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Sandia Investment Management LP: /s/ Thomas J. Cagna, Thomas J. Cagna, Chief Operating Officer (08/14/2025)
- Timothy J. Sichler: /s/ Timothy J. Sichler, Timothy J. Sichler (08/14/2025)